FOR IMMEDIATE RELEASE

CBD Energy Announces AU$1M+ Commercial Solar Installation

New Westinghouse Solar commercial installation to cover nine senior-care facilities

Sydney, AU – May 14, 2014 – CBD Energy Limited, or CBD, (OTCBB: CBDNF) today announced that its Westinghouse Solar subsidiary has finalized a contract to provide commercial solar systems to nine aged care facilities in Australia. CBD Energy Limited is a diversified clean energy company and leading global provider of solar systems, having completed more than 17,000 residential installations. CBD Energy Limited markets its residential and commercial solar installations under the name Westinghouse Solar

The size of the nine-facility installation is 522Kw. In total, the multi-facility installation is estimated to generate 872,382 Kwh annually, and save the customer approximately $85,000 per annum on its energy bill. In line with CBD Energy Limited’s corporate model, Westinghouse Solar will conduct a comprehensive energy assessment to determine whether additional energy upgrades could further increase the energy efficiency of the residence.

“We congratulate the owner of these aged care facilities on ‘going solar,’ and leading the way on balancing care for their residents with protecting the environment in which they live and providing for long-term energy price certainty. Westinghouse Solar and CBD Energy are proud to help our clients achieve their energy conservation goals,” said Gerry McGowan, Executive Chairman and Managing Director of CBD Energy Limited.

About CBD Energy Limited (OTC: CBDNF)

Established in 1989, CBD Energy Limited, or CBD, is a diversified renewable energy company and a global leader in solar installations.  Powered by a management team with deep experience in the energy sector and strong engineering capabilities, CBD is focused on the integration of residential solar, commercial and industrial solar, small utility scale solar and wind projects, in three principal markets - Australia, the U.S. and UK.

Headquartered in Sydney, with principal regional offices in London and New York, CBD has completed projects across four continents, in countries as far-reaching as Australia, Fiji, Germany, Italy, New Zealand, the UK and the U.S.  CBD has installed more than 17,000 residential systems and developed large renewable energy projects such as the 107MW wind farm in Taralga, NSW. CBD markets its residential and commercial solar installations under the name Westinghouse Solar, using the WESTINGHOUSE® trademark pursuant to an exclusive, long-term worldwide license. For further information on CBD Energy Limited and Westinghouse Solar, please visit:

www.cbdenergy.com	www.westinghousesolar.com.au
www.westinghousesolar.com	www.westinghousesolar.co.uk

Caution Concerning Forward-Looking Statements
This news release contains ‘forward-looking statements.  Such forward-looking statements can be identified by, amongst other things, the use of forward-looking language, such as the words ‘plan’, ‘believe’, ‘expect’, ‘anticipate’, ‘intend’, ‘estimate’, ‘project’, ‘may’, ‘would’, ‘could’, ‘should’, ‘seeks’, or ‘scheduled to’, or other similar words, or the negative of these terms, or other variations of these terms or comparable language, or by discussion of strategy or intentions.

The forward-looking statements in this release include statements regarding the estimated energy savings, among others. Such forward-looking statements are subject to various risks, as well as those set forth in the Corporation’s most recent Form F-1, as filed with the U.S. Securities and Exchange Commission (SEC), and involve assumptions, estimates, and uncertainties that reflect current internal projections, expectations or beliefs. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. All forward looking statements contained in this news release are qualified in their entirety by these cautionary statements and the risk factors described above. Furthermore, all such statements are made as of the date of this release, and CBD Energy Limited assumes no obligation to update or revise these statements unless otherwise required by law.

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CONTACTS
AU Corporate/Investor	US Corporate/Investor	Media
Gerry McGowan	James Greer	David Evanson
CBD Energy Limited	CBD Energy Limited	Schoen/Evanson Media
+61 2 8069 7970	+ 1 917 714 4791	+1 610 505 0832